Sophiris Bio Inc.

1258 Prospect Street

La Jolla, CA 92037 USA

August 28, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

RE:	Sophiris Bio Inc. Registration Statement on Form S-3 Filed August 10, 2017 File No. 333-219887

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on August 30, 2017, or as soon thereafter as is practicable.

Thank you for your assistance.  If you should have any questions, please contact Carlos Ramirez of Cooley LLP, counsel to the Registrant, at (858) 550-6157.

Sophiris Bio Inc.

By:	/s/ Peter T. Slover
Peter T. Slover
Chief Financial Officer